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May 15, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jill Ehrlich, Senior Counsel

Re: 5C Lending Partners Corp., et al. (File No. 812-15795)

Form APP WD: Request for Withdrawal of Application

Dear Ms. Ehrlich:

5C Lending Partners Corp., et al. (the “Applicants”) filed an application on May 12, 2025, for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (the “Application”).

The Applicants hereby respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at 212.341.7825 or pamela.chen@kirkland.com.

Very truly yours,

/s/ Pamela Poland Chen
Pamela Poland Chen

cc:	Thomas Connolly, 5C Lending Partners Advisor LLC Michael Koester, 5C Lending Partners Advisor LLC Nicole M. Runyan, P.C., Kirkland & Ellis LLP

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